Exhibit 16.1

October 15, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

        We have read the Change in Accountants disclosure included in Form S-1 dated October 15, 2007, of Starent Networks, Corp. and are in agreement with the statements contained in the first two paragraphs of that disclosure on pages 63 and 64 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP